

January 19, 2022

Leanne Cunningham
Chief Financial Officer
Brown-Forman Corporation
850 Dixie Highway
Louisville, Kentucky 40210

> **Re: Brown-Forman Corporation**
> **Form 10-K for the Fiscal Year Ended April 30, 2021**
> **Filed June 21, 2021**
> **File No. 001-00123**

Dear Ms. Cunningham:

　　We have reviewed your December 21, 2021 response to our comment letter and have the following comment.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to comment in our November 18, 2021 letter.

Form 10-K for the Fiscal Year Ended April 30, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

1. We note your response to comment 1. As part of the description of the "estimated net change in distributor inventories," please clearly disclose how the percentages are calculated and how to interpret positive and negative changes.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-551-3587 or Andrew Blume, Staff Accountant, at 202-551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing